NEWS RELEASE 06-23	July 12, 2006

FRONTEER SEES AURORA RETURN BEST URANIUM INTERSECTIONS TO DATE AT MICHELIN

Fronteer Development Group Inc. (“Fronteer”) (FRG-TSX/AMEX) announces that Aurora Energy Resources Inc. (“Aurora”) (AXU – TSX) in which Fronteer holds a 49.3% interest, has reported new wider and higher grade drill intersections that continue to expand the heart of the Michelin uranium deposit (“Michelin”). Results from M-06-16 and M-06-13 returned the best grade-thickness intervals ever intersected at Michelin, all within 420 metres of surface:

  Drill hole M-06-16 returned 0.18% U3O8 over 59.4 metres (3.96 pounds per tonne over 195 feet)
  Drill hole M-06-13 returned 0.19% U3O8 over 48.5 metres (4.18 pounds per tonne over 159 feet)

“There are very few mineral deposits around the world that show this degree of continuity in terms of geometry and mineralization” says Jim Lincoln, VP Operations of Aurora. “Our exploration model is reliable and has allowed us to be extremely efficient at expanding the size of this deposit.”

In addition, six other new holes have also intersected the deposit at various depths with impressive grade intervals. Please use the following link for a detailed long section of the Michelin deposit. http://www.aurora-energy.ca/i/misc/AN06-08Michelin.jpg

Drill Holes M-06-10 and M-06-09 cut several wide intervals of uranium mineralization, expanding the eastern flank of Michelin:

  Hole M-06-10 intersected 0.14% U3O8 over 18.7 metres including 0.22% U3O8 over 6.1 metres
  Hole M-06-09 intersected two parallel intervals including 0.11% U3O8 over 11.0 metres and 0.12% U3O8 over 2.4 metres

Drill Hole M-06-15 and M-06-17, intersected two closely spaced parallel zones of uranium mineralization testing the western flank of Michelin:

  Hole M-06-17 intersected 0.11% U3O8 over 36.0 metres including 0.27% U3O8 over 7.2 metres
  Hole M-06-15 returned 0.19% U3O8 over 5.1 metres and 0.10% U3O8 over 3.3 metres

Drill Holes M-06-11 and M-06-14 and M-06-12 were infill holes through the center of the deposit:

  Hole M-06-14 intersected 0.18% U3O8 over 14.2 metres and 0.15% U3O8 over 7.0 metres
  Hole M-06-11 intersected 0.19% U3O8 over 2.1 metres, 0.12% U3O8 over 7.8 metres and 0.15% U3O8 over 12.1 metres
  Hole M-06-12 intersected 0.16% U3O8 over 11.0 metres and 0.10% U3O8 over 16.7 metres

Since the start of the 2006 program, approximately 6,900 metres of drilling have been completed at Michelin out of a proposed 25,000 metre program. A full table of the 2006 Michelin results released to date can be seen below.

The Michelin deposit dips approximately 53 degrees towards the SSE and widths are approximately 90% of true widths.

ABOUT MICHELIN

Michelin falls into a unique class of uranium deposit, quite distinct from those found deeply buried in Saskatchewan’s Athabasca Basin. Michelin is a deposit that starts at surface and extends to a tested depth of at least 700 vertical metres. Michelin is demonstrably open for expansion in all directions, and has a resource base that makes it one of the largest undeveloped uranium deposits in Canada. Regionally, Labrador has good coastal infrastructure, a strong, talented work force, and a track record for getting big deposits into production.

Michelin Results

Hole ID	From (m)	To (m)	%U3O8	Interval (m)
M-06-09	360.9	371.9	0.11	11.0
and	380.2	382.6	0.12	2.4

M-06-10	394.7	413.4	0.14	18.7
inc	402.3	408.4	0.22	6.1

M-06-11	358.8	360.9	0.19	2.1
and	372.3	380.1	0.12	7.8
and	389.1	401.2	0.15	12.1

M-06-12	355.0	366.0	0.16	11.0
and	390.0	406.7	0.10	16.7

M-06-13	408.0	456.5	0.19	48.5
inc	408.0	421.8	0.20	13.8
inc	427.0	436.5	0.29	9.5
inc	443.0	456.5	0.25	13.5

M-06-14	387.6	394.6	0.15	7.0
and	428.6	442.8	0.18	14.2

M-06-15	332.5	337.6	0.19	5.1
and	373.1	376.4	0.10	3.3

M-06-16	442.6	502.0	0.18	59.4
inc	446.7	458.1	0.25	11.4

M-06-17	370.3	406.4	0.11	36.1
inc	374.0	381.2	0.26	7.2

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Over the next 12 months, Fronteer will have the benefit of approximately US$27 million in exploration expenditure on seven projects, in three countries. Fronteer also has a 49.3% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately US$220 million. Fronteer has US$43 million in the treasury.

Dr. Mark O'Dea, President & CEO
Dr. Rick Valenta, VP Exploration & COO
Mr. Robert Simpson, Manager Corporate Communications
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Dr. Rick Valenta, Ph.D., P. Geo., VP Exploration and COO for Fronteer Development Group Inc. (“Fronteer”) is the designated Qualified Person for Fronteer. Drill core was prepared and analyzed for Aurora Energy Resources Iinc. in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.
Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Prospectus dated March 8, 2006 available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.